Northway Financial, Inc. Form 10-Q September 30, 2006

Exhibit 19

Company’s quantitative and qualitative disclosure about market risk as discussed in the Company’s Annual Report of Form 10-K for the fiscal year ended December 31, 2005

MARKET RISK

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company’s primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by the Company’s Boards of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Company's Asset Liability Committee (“ALCO”). In this capacity ALCO develops guidelines and strategies impacting the Company's asset/liability management-related activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and interest expenses associated with the Company's financial instruments also change, thereby impacting net interest income ("NII"), the primary component of the Company's earnings. ALCO utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure of NII to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling 2-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all interest-earning assets and interest-bearing liabilities reflected on the Company's balance sheet. The Company uses computer simulations to determine the impact on net interest income of various interest rate scenarios, balance sheet trends and strategies. These simulations incorporate assumptions about balance sheet dynamics such as loan and deposit growth, loan and deposit pricing, changes in funding mix, and asset and liability repricing and maturity characteristics. Simulations based on numerous assumptions are run under various interest rate scenarios to determine the impact on net interest income and capital. From these scenarios, interest rate risk is quantified and appropriate strategies are developed and implemented.

This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a 1-year horizon given both an immediate 300 basis point, or 3%, upward and downward shift in interest rates. Given the current level of interest rates, the Company has modeled an upward shift in rates of 300 basis points and a downward shift in rates of 200 basis points. Using an immediate rate shock simulation where interest rates increase 300 basis points, the December 31, 2005 earnings simulation model projects that net interest income for the twelve months ending December 31, 2006 would decrease by an amount equal to approximately 3.00%. In addition, utilizing an immediate rate shock simulation where interest rates decrease 200 basis points, the December 31, 2005 earnings simulation model projects that net interest income for the twelve months ending December 31, 2006 would decrease by an amount equal to approximately 7.14%.

Using an immediate rate shock simulation where interest rates increase 300 basis points, the December 31, 2005 earnings simulation model projected that net interest income for the twelve months ending December 31, 2007 would decrease by an amount equal to approximately 4.79%. In addition, utilizing an immediate rate shock simulation where interest rates decrease 200 basis points, the December 31, 2005 earnings simulation model projected that net interest income for the twelve months ending December 31, 2007 would increase by an amount equal to approximately 7.45%. The projected results are within Company’s ALCO policy limits for both years.

The preceding sensitivity analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including, among others, the nature and timing of interest rate levels, yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, and reinvestment/replacement of asset and liability cashflows-. The assumptions differed in each of the periods included in the sensitivity analysis above. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

The most significant factors affecting the changes in market risk exposure during 2005 compared to 2004 was the increase in interest rates, changes in the yield curve for investment securities, the increase in the aggregate principal amount in fixed-rate loans extended by the Bank, the aggregate increase in securities available-for-sale, the decrease in total deposits, and the increase in long-term debt.

LIQUIDITY RISK

Liquidity risk management involves the Company’s ability to raise funds in order to meet its existing and anticipated financial obligations. These obligations are the withdrawal of deposits on demand or at contractual maturity, the repayment of debt as it matures, the ability to fund new and existing loan commitments and the ability to take advantage of new business opportunities. Liquidity may be provided through amortization, maturity or sale of assets such as loans and securities available-for-sale, liability sources such as increased deposits, utilization of the FHLB credit facility, purchased or other borrowed funds, and access to the capital markets. Liquidity targets are subject to change based on economic and market conditions and are controlled and monitored by ALCO. At the bank level, liquidity is managed by measuring the net amount of marketable assets after deducting pledged assets, plus lines of credit, primarily with the FHLB, which are available to fund liquidity requirements. Management then measures the adequacy of that aggregate amount relative to the aggregate amount of liabilities deemed to be sensitive or volatile. These include brokered deposits, deposits in excess of $100,000, term deposits with short maturities, and credit commitments outstanding.

Additionally, the Company requires cash for various operating needs including dividends to stockholders, the purchase of treasury stock, capital injections to the Bank, and the payment of general corporate expenses. The primary sources of liquidity for the Company are dividends from the Bank and reimbursement for services performed on behalf of the Bank. Additionally, the Company may utilize outside sources of funding such as the issuance of the trust preferred securities.

Cash and cash equivalents increased $4,593,000 during 2005. Cash provided from investing activities totaled $7,631,000 with lending activities providing $13,631,000, net, and investment activities using $7,173,000, net. Cash used by financing activities totaled $7,340,000. This cash consisted of a decrease in deposits of $10,903,000, a decrease in repurchase agreements of $1,905,000, advances of $13,000,000 from the FHLB advances partially offset by the repayment of maturing FHLB advances in the amount of $6,000,000. The net cash provided by operating activities totaled $4,302,000 and consisted primarily of net income of $2,673,000 and a decrease in other assets and other liabilities, net.